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FORM 4
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           STATEMENT OF CHANGES OF BENEFICIAL OWNERSHIP
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1.   Name and Address of Reporting Person

          Ross Financial Corporation
          P.O. Box 31363-SMB
          Cayman Islands, BWI

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2.   Issuer Name and Ticker or Trading Symbol

     RJ Reynolds Tobacco Holding, Inc.
     RJR
     CUSIP# 76182K105
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3.   IRS or Social Security Number of Reporting Person (Voluntary)
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4.   Statement for Month/Year        DECEMBER, 2001
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5.   If Amendment, Date of Original (Month/Day/Year)09/09/99
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6.   Relationship of Reporting Person(s) to Issuer (Check all
     applicable)

     10% Owner
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7.   Individual or Joint/Group Filing

     Individual
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TABLE I - Non-Derivative Securities Acquired, Disposed of, or
          Beneficially Owned
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1.   Title of Security

     COMMON STOCK, $0.01 PAR VALUE PER SHARE
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2-4

Transaction Date   Transaction     Securities Acquired(A) Price
(Month/Day/Year)      Code           Amount   Disposed(D) (per share)
12/3/01                 S		 75,000	D		57.2581
12/4/01			S		 75,000	D		57.2325
12/6/01			S		 15,400	D		56.9528
12/7/01			S		 15,800	D		56.2075
12/10/01			S		205,200	D		56.1835
12/11/01			S		 75,000	D		56.9951
12/12/01			S		125,000	D		57.1048
12/13/01			S		 30,600	D		57.1577
12/13/01			S		 50,000	D		57.4481
12/14/01			S		 84,500	D		57.0297
12/17/01			S		145,000	D		57.1940
12/18/01			S		 27,100	D		57.2994
12/19/01			S		 60,100	D		56.8146

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12/20/01			S		125,900	D		56.6886
12/21/01			S		 71,200	D		56.8862
12/26/01			S		 46,100	D		57.4020
12/27/01			S		 25,000	D		57.2972

5.   Amount of Securities Beneficially Owned at End of Month.
	12,014,703

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6.   Ownership Form:  Direct (D) or Indirect (I)

     Direct       Ross Financial Corporation    (D)
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7.   Nature of Indirect Beneficial Ownership

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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

               NONE.
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Explanation of Responses:


Ross Financial Corporation

By:  Kenneth B. Dart, Its President
Dated:  10 January, 2002
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